                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               ________________
                               SCHEDULE 14D-1/A

                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 7)
                               _________________
                              COMSAT CORPORATION
                           (Name of Subject Company)

                                 REGULUS, LLC
                          LOCKHEED MARTIN CORPORATION
                                   (Bidders)

                        Common Stock, Without Par Value
                        (Title of Class of Securities)

                                   20564D107
                     (CUSIP Number of Class of Securities)

                            STEPHEN M. PIPER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                             6801 ROCKLEDGE DRIVE
                           BETHESDA, MARYLAND 20817
                                (301) 897-6000

                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on behalf of Bidders)

                                   COPY TO:
                              DAVID G. LITT, ESQ.
                             O'MELVENY & MYERS LLP
                             555 13TH STREET, N.W.
                                SUITE 500 WEST
                         WASHINGTON, D.C.  20004-1109
                                (202) 383-5300

                           CALCULATION OF FILING FEE

Transaction Valuation(1): $1,169,509,386   Amount of Filing Fee: $227,901

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 25,703,503 shares of common stock, without par value (the "Shares"), of COMSAT Corporation (the "Company") at a price per Share of $45.50 in cash (the "Offer Price"). Such number of shares represents 49% of the shares of Common Stock of the Company outstanding as of September 11, 1998, minus the number of shares of the Series II Common Stock of the Company outstanding as of September 11, 1998.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $227,901            Filing Parties:  Regulus, LLC and
                                            Lockheed Martin Corporation

Form or registration no.:  Schedule 14D-1   Date Filed: September 25, 1998

                        (Continued on following page(s))


                              (Page 1 of 5 pages)

    This Amendment No. 7 to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") amends and supplements the Schedule 14D-1 of Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser to purchase up to 49% (less certain adjustments) of the issued and outstanding shares (the "Shares") of common stock, without par value, of COMSAT Corporation, a District of Columbia corporation (the "Company"), at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 18, 1998, among the Company, Parent and Deneb Corporation, a wholly-owned subsidiary of Parent. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on September 25, 1998. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, which is attached as Exhibit (a)(1) to the Schedule 14D-1.

    The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
        COMPANY

    Item 3(a) is hereby amended and supplemented by the addition of the following paragraph thereto:

    Standard Technology, Inc., a technology, engineering and systems integration firm, has provided services to Parent under various contracts, which resulted from arms-length negotiations, in connection with a Department of Defense program. Kathryn C. Turner, a director of the Company since August 1997, is the Chairman, CEO and sole shareholder of Standard Technology, Inc. Parent paid Standard Technology, Inc. $2,178,418, $1,846,662, $2,008,766 and $1,787,082 in
1995, 1996, 1997 and 1998, respectively, under those contracts.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(f) is hereby amended and supplemented by the addition of the following paragraphs thereto:

    On February 25, 1999, Parent issued the press release attached hereto as Exhibit (a)(15) pursuant to which it announced that the Purchaser had extended the Offer until 12:00 midnight, New York City time on Monday, May 3, 1999. The press release also notes that, at the request of Parent, a proposal to approve the Merger and the Merger Agreement will be submitted to the shareholders of the Company for their approval at the Company's 1999 annual meeting of shareholders, which has been scheduled for Friday, June 18, 1999. The full text of the press release is incorporated herein by reference. The terms of the extended Offer otherwise remain the same as those of the original Offer as set forth in the Offer to Purchase filed with the Securities and Exchange Commission on September 25, 1998. The Offer is being extended because certain required regulatory and shareholder approvals have not yet been obtained.

     According to First Chicago Trust Company of New York, the depositary for the offer, as of the close of business on February 24, 1999, 9,651,595 shares of Company Common Stock had been validly tendered and not withdrawn pursuant to the Offer. None of these shares were tendered pursuant to notices of guaranteed delivery.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented by the addition of the following paragraph thereto:

         (a)(15)  Text of Press Release issued February 25, 1999.

                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    February 25, 1999



                                    REGULUS, LLC



                                    By: /s/ Stephen M. Piper
                                       ----------------------------------------
                                    Name:  Stephen M. Piper
                                    Title: Vice President

                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    February 25, 1999



                                    LOCKHEED MARTIN CORPORATION



                                    By: /s/  Stephen M. Piper
                                       ----------------------------------------
                                    Name:  Stephen M. Piper
                                    Title: Assistant Secretary

                               14D-EXHIBIT INDEX

EXHIBIT  DESCRIPTION
-------  -----------

(a)(15)  Text of Press Release issued February 25, 1999